# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LM Funding America, Inc., CIK 0001640384
CUSIP: 502074503
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1200 West Platt Street, Suite 100, Tampa, Florida (FL), 33606
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066973

## Reporting persons
- Hexstone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 726,464; sole dispositive power 0; shared dispositive power 726,464; aggregate amount beneficially owned 726,464 (4.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 1 to Statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 14,031,948 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding as of December 19, 2025, after giving effect to the issuer's offering (the ''Offering'') disclosed in the issuer's prospectus supplement, dated December 19, 2025, to the registration statement on Form S-3, as amended (File No. 333-281528), declared effective by the U.S. Securities and Exchange Commission on November 21, 2024 (the ''Prospectus Supplement''), assuming no exercise of any of the issuer's warrants issued in connection with the Offering. Beneficial ownership consists of 200,000 shares of Common Stock directly held by the reporting person and 526,464 shares of Common Stock issuable upon exercise of common stock purchase warrants (the ''Warrants'') held directly by the reporting person, further exercises of which are subject to a 4.99% beneficial ownership limitation provision (the ''Blocker''). As a result, this constitutes an exit filing for the reporting person.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 726,464; sole dispositive power 0; shared dispositive power 726,464; aggregate amount beneficially owned 726,464 (4.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 2, such shares and percentage based on 14,031,948 shares Common Stock after giving effect to the Offering disclosed in the Prospectus Supplement, assuming no exercise of any of the issuer's warrants issued in connection with the Offering. Beneficial ownership consists of 200,000 shares of Common Stock indirectly held by the reporting person and 526,464 shares of Common Stock issuable upon exercise of the Warrants held indirectly by the reporting person, further exercises of which are subject to a Blocker. As a result, this constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: LM Funding America, Inc.
Address of issuer's principal executive offices: 1200 West Platt Street, Suite 100, Tampa, FL 33606

## Item 2. Person Filing
Name of person filing:
(i) Hexstone Capital LLC, a Nevada limited liability company ("Hexstone"); and

(ii) Brendan O'Neil ("Mr. O'Neil"). The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on August 20, 2025 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 303, San Francisco, CA 94123.
Citizenship: Hexstone is a limited liability company organized under the laws of the State of Nevada. Mr. O'Neil is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person.

The share amounts and ownership percentages reported are based on 14,031,948 shares of Common Stock outstanding after giving effect to the Offering disclosed in the Prospectus Supplement, assuming no exercise of any of the issuer's warrants issued in connection with the Offering. Hexstone holds (i) 200,000 shares of Common Stock and (ii) Warrants that are now exercisable for up to 1,919,404 shares of Common Stock following the issuer obtaining stockholder approval for their exercise and an increase in the number of shares issuable thereunder upon such stockholder approval, of which 1,392,940 shares of Common Stock issuable upon such exercise are not deemed beneficially owned by Hexstone as a result of the triggering of the Blocker in the Warrants, which prohibits Hexstone from exercising the Warrants for shares of Common Stock if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Hexstone is the beneficial owner of 726,464 shares of Common Stock (the "Shares"). Hexstone has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managing member, Mr. O'Neil. Mr. O'Neil does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. O'Neil may be deemed to beneficially own the Shares which are beneficially owned by Hexstone.
Percent of class: 4.99%
Sole power to vote or to direct the vote:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Hexstone: 726,464.00

(B) Mr. O'Neil: 726,464.00
Sole power to dispose or to direct the disposition:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Hexstone: 726,464.00

(B) Mr. O'Neil: 726,464.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hexstone Capital LLC: /s/ Hexstone Capital LLC, Brendan O'Neil, Managing Member (02/04/2026)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (02/04/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated August 20, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on August 20, 2025).